

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 7, 2010

Mr. Bernard L. Han
Executive Vice President and Chief Financial Officer
EchoStar Corporation
100 Inverness Terrace East
Englewood, CO 80112-5308

> **RE: EchoStar Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010, as amended March 17, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2010**
> **File No. 001-08610**

Dear Mr. Han:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director